June 9, 2014

VIA EDGAR AND FEDEX

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2013
Filed on February 24, 2014
File No. 001-11718

Dear Mr. Woody:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated May 28, 2014.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

Comment 1:     We note your response to our prior comment one. Please address the following:
a. It appears that you have aggregated certain line items from your Consolidated Statements of Income into a single line item on your reconciliation of Income from property operations to Income from continuing operations before equity in income of unconsolidated joint ventures. Please disaggregate these line items and provide us an example of your proposed disclosure.

b. We are unable to agree with the company’s conclusion that Income from property operations is a GAAP measure. It appears that this measure excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in your Consolidated Statements of Income. Additionally, this measure is not the same amount as your segment measure of the same name. Please revise your disclosure to refer to Income from property operations as a non-GAAP measure and provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

Response:    a. In our proposed reconciliation we have aggregated subtotals of certain information that is presented in a disaggregated format in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. This reconciliation consists of adding the subtotals from our detailed schedules of
Income from property operations, Income from home sales and other and Total other expenses, net, which when aggregated reconcile to Income from continuing operations before equity in income of unconsolidated joint ventures. We believe that this summary reconciliation of the disaggregated information included in our Item 2 disclosure provide the reader with the reconciliation required by Item 10(e) of Regulation S-K. Below is our proposed quantitative disclosure that reconciles these three disaggregated tables to Income from continuing operations before equity in income of unconsolidated joint ventures, which will be included in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014.

b. We accept the Staff position that Income from property operations is a non-GAAP measure and we will revise our disclosure to refer to Income from property operations as such. See below for our proposed disclosure which will be included in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014.

Supplemental Measures
Management’s discussion and analysis of financial condition and results of operations include certain non-GAAP financial measures in management’s view of the business which we believe are meaningful as they allow the investor the ability to understand key operating details of our business both with and without regard to certain accounting conventions or items which may not always be indicative of recurring annual cash flow of the portfolio. These non-GAAP financial measures as determined and presented by us, may not be comparable to related or similarly titled measures reported by other companies and include Income from property operations, Funds from Operations ("FFO") and Normalized Funds from Operations ("Normalized FFO").
Income from property operations represents rental income, utility income and right-to-use income less property and maintenance expenses, real estate tax and sales and marketing expenses. We believe that Income from property operations is helpful to investors and analysts as a direct measure of the actual operating results of our manufactured home and RV communities. A discussion of FFO, Normalized FFO and a reconciliation to net income are included in the presentation of FFO following our "Results of Operations".
The following table reconciles Income from continuing operations before equity in income of unconsolidated joint ventures to Income from property operations for the quarters ended June 30, 2014 and 2013 (amounts in thousands):

Total Portfolio
	2014	2013	Increase/ (Decrease)	% Change
Income from property operations	$—	$—	$—	—%
Income from home sales operations and other	—	—	—	—%
Total other expenses, net	—	—	—	—%
Income from continuing operations before equity in income of unconsolidated joint ventures	$—	$—	$—	—%

In connection with our response to comments received on May 28, 2014 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2013, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:    Jennifer Monick, U.S. Securities and Exchange Commission
Brian Ofenloch, Ernst & Young, LLP
Larry Medvinsky, Clifford Chance US LLP
Allein Sabel, Clifford Chance US LLP

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